


VICON

2012 Annual Report

Vicon Industries, Inc.

Letter To Our Shareholders

Fiscal year 2012 saw the reversal of a four year trend of declining sales that began with the onset of the financial crisis in 2008, as net sales for the year grew in excess of 5% to $49.7 million up from $47.2 million. Unfortunately, the sales gain was not reflected in all of Vicon's major markets. In North America, revenue grew a healthy 15% to $38.5 million, up from $33.4 million; however, in Europe, the Middle East and Africa (EMEA) revenue slid 19% to $11.2 million from $13.8 million in the prior year. The further slide in EMEA revenue was unexpected and disappointing. Europe in particular continues to suffer from a lack of government capital project spending, which is a major portion of our business. The Company generally does not compete for commodity component sales. Unlike the U.S., Europe has relied more on austerity measures to rectify their economic problems. Until there is a consistent trend of economic recovery in Europe, we expect the market for major capital projects deploying video security to remain weak. The one EMEA bright spot was in the Middle East, where revenue grew 20% to nearly $3.0 million. The Middle East is not suffering the same economic malaise as Europe and, accordingly, we have committed more sales and support resources to this area. In North America, the revenue growth was mainly attributable to several major government projects in both the U.S. and Mexico. Because our business is project oriented, revenues can, and often do, fluctuate with the success rate in closing business and the timing of project delivery. Fiscal years 2012 and 2011 are good examples of this, as revenues for those years were $49.7 million and $47.2 million, respectively, while order intake was $48.1 million and $48.9 million, respectively.



In past reports, I have discussed the evolving nature of stand-alone video companies, such as Vicon, operating within the physical security space. In recent years, the Company has been responding to any number of market influences in order to position itself for the long term. Such influences have challenged the Company in regard to both revenue growth and profitability. For example, the convergence of traditional video (CCTV) security into an IT environment, together with the attendant client support demands, has necessitated sales channel shifts and personnel skill set changes. Today, Vicon offers a comprehensive program of professional services and software tools enabling support technicians to pre-configure network components, perform onsite troubleshooting and provide technical consulting. As the complexity of designing, installing and operating network video systems increases, the need for support services has become more acute. Clients utilizing enterprise level systems are now beginning to realize the value of such services. As network video becomes more dominant, particularly in Vicon's target market segment, services will by necessity become a major element of our business model.

Last year I discussed the impact the new network communication standard known as ONVIF will have on our industry. ONVIF, while not yet a national standard, has continued to expand its reach, incorporating non-video related physical security products as well. Currently, it has been adopted by most of the major producers of video products worldwide, Vicon included. The ONVIF communication protocol facilitates the interoperability of components among manufacturers and software developers, thereby providing end-users with increased flexibility, more choices and a lower cost of operation. ONVIF effectively eliminates the marketing strategy of "proprietary components and systems" to gain and hold market position. It is still too early to tell how ONVIF will ultimately affect our business model.

Another market trend is the rapid commercial adoption of consumer technologies such as mobile video and smart super-megapixel cameras. To remain relevant, video security producers require partners that can quickly and effectively respond to these fast changing trends. In response, we recently introduced two new Vicon engineered megapixel PTZ dome cameras and partnered with others for smart fixed-position megapixel cameras and a ViconNet® mobile application. With the proliferation of new technologies, system users also require a platform that is simple and intuitive, yet capable of offering a range of integrated physical security and safety applications from other producers. The task of creating such a platform is already underway by our developers. Ultimately, our future success will largely depend on how well we execute our strategies for adapting to the evolving nature of the network video security company.

With my announced retirement at year end, this will be my last letter to you as Vicon's CEO. It has been my distinct honor and privilege to have worked at the Company for the past 35 years, 22 as CEO.

As always, I wish to express my appreciation to all employees and business partners for your dedication and commitment to the Company and its mission. Also, my thanks to our stockholders and valued customers for your support and confidence in Vicon and its products.



Kenneth M. Darby
Chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2012

Commission File No. 1-7939


VICON

VICON INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

NEW YORK	**11-2160665**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)
89 Arkay Drive, Hauppauge, New York	**11788**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(631) 952-2288**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $.01	**NYSE Amex**
(Title of class)	(Name of each exchange on which registered)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☐ **No** ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes** ☐ **No** ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☑ **No** ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) **Yes** ☑ **No** ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer ☐ **Accelerated Filer** ☐ **Non-Accelerated Filer** ☐ **Smaller reporting company** ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934) **Yes** ☐ **No** ☑

The aggregate market value of voting and non-voting Common Stock held by non-affiliates of the registrant based upon the closing price of $3.24 per share as of March 31, 2012 was approximately $6,248,000.

The number of shares outstanding of the registrant's Common Stock as of December 14, 2012 was 4,479,735.

PART I

ITEM 1 - BUSINESS

General

Vicon Industries, Inc. ("the Company"), incorporated in 1967, develops video management software and also designs, assembles and markets a wide range of video systems, comprised principally of cameras, network video servers/recorders, encoders and mass storage units, used in security, surveillance, safety and control applications by a broad group of end users. A video system is typically a private network that can transmit and receive video, audio and data signals in accordance with the operational needs of the user. The Company's primary business focus is the design of network video systems that it produces and sells worldwide, primarily to installing dealers, system integrators, government entities and security products distributors.

The Company operates within the electronic protection segment of the security industry which includes, among others: fire and burglar alarm systems, access control, biometric and video systems, data and asset protection. The U.S. security industry consists of thousands of individuals and businesses (exclusive of public sector law enforcement) that provide products and services for the protection and monitoring of people, property and information. The security industry includes fire and detection systems, access control, video systems, asset protection, guard services and equipment, locks, safes, armored vehicles, security fencing, private investigations, biometric systems, software and network protection and others. The Company's products are typically used for crime deterrence, visual documentation, observation of inaccessible or hazardous areas, enhancing safety, mitigating liability, obtaining cost savings (such as lower insurance premiums), managing control systems and improving the efficiency and effectiveness of personnel. The Company's products are used in, among others, office buildings, manufacturing plants, apartment complexes, retail stores, government facilities, airports, highways, transportation operations, prisons, casinos, hotels, sports arenas, health care facilities and financial institutions.

Products

The Company's product line consists of various elements of a video system, beginning with a video management system application (VMS), which manages network devices including cameras. The Company also produces video system edge devices such as video encoders, decoders, network/digital/hybrid video recorders (NVR's and DVR's), analog and IP fixed position or robotic cameras, HD (high definition) digital cameras, matrix video switchers and system controls. The Company provides a range of cameras due to the many varied climatic and operational environments in which the products are expected to perform.

The Company's products range from a simple camera mounting bracket to a large network camera control, transmission, recording, storage and virtual matrix switching system. The Company's sales are concentrated principally among its network video products (ViconNet™ (VMS) and Kollector™ (NVR's and DVR's)), Surveyor™ (robotic dome cameras) and Roughneck™ (fixed position cameras) product lines.

Marketing

The Company's marketing emphasizes engineered video system solutions which includes system and network design, pre-ship configuration, project management, technical training and pre and post sales support. The Company promotes and markets its products through industry trade shows worldwide, product brochures and catalogues, direct marketing and electronic mailings to existing and prospective customers, webinars, technical seminars for system designers, customers and end users, road shows which preview new systems and system components, and advertising through trade and end user magazines and the Company's web site (www.vicon-security.com). The Company's products are sold principally to independent dealers, system integrators and security products distributors. Sales are made principally by Company field sales engineers and inside customer service representatives. The Company's sales effort is supported by field or in-house professional and technical services staff which provide product information, system and network design, project management, and hardware and software pre-configuration and support.

The Company's products are utilized in video system applications by: (1) commercial and industrial users, such as office buildings, manufacturing plants, warehouses, apartment complexes, shopping malls and retail stores; (2) federal, state, and local governments for national security purposes, agency facilities, prisons, and military installations; (3) financial institutions, such as banks, clearing houses, brokerage firms and depositories, for security purposes; (4) transportation departments for highway traffic control, bridge and tunnel monitoring, and airport, subway, bus and seaport security and surveillance; (5) gaming casinos, where video surveillance is often mandated by regulatory authorities; (6) health care facilities, such as hospitals; and (7) institutions of education, such as schools and universities.

The Company's principal sales offices are located in Hauppauge, New York; Fareham, England; and Neumunster, Germany.

International Sales

The Company sells its products in Europe, Scandinavia and the Middle East through its European based subsidiaries and elsewhere outside the U.S. principally by direct export from its U.S. headquarters. The Company has a few territorial exclusivity agreements with customers but primarily uses a wide range of installation companies and security product distributors in international markets.

Export sales and sales from the Company's foreign subsidiaries amounted to $18.0 million, $19.9 million and $20.0 million or 36%, 42% and 41% of consolidated net sales in fiscal years 2012, 2011 and 2010, respectively. The Company's principal foreign markets are the U.K., Europe, Middle East and the Pacific Rim, which together accounted for approximately 71% of international sales in fiscal 2012.

Competition

The Company operates in a highly competitive marketplace both domestically and internationally. The Company competes by providing a value added video system solution combined with a superior level of professional and technical support. The Company is also well known in the security field having specialized in video security applications since its founding in 1967. Generally, the Company does not compete based on price alone.

Many of the Company's principal competitors are larger companies whose financial resources and scope of operations are substantially greater than the Company's. Such competitors include security divisions of the Bosch Group, Honeywell International, Schneider Electric, Tyco International, Samsung Group and United Technologies, among others. The Company also competes with many VMS producers such as Exacq Technologies, Genetec Inc. and Milestone Systems and for cameras with companies such as Axis Communications, Matsushita (Panasonic), Mobotix Corp. and Sony Corporation, among others. Many additional companies, both domestic and international, produce products that compete against one or more of the Company's product lines.

Engineering and Development

The Company's engineering and development is directed principally on new and improved video systems and system components. In recent years, the trend of product development and demand within the video security and surveillance market has been toward enhanced software applications involving the compression, analysis, transmission, storage, manipulation, imaging and display of digital video over IP networks. Since the Company's target market segment requires it to keep pace with changes in technology, the Company has focused its engineering effort in these developing areas. Development projects are chosen and prioritized based on competitor threats, focus group feedback, the Company's analysis as to the needs of the marketplace, anticipated technological advances and market research.

At September 30, 2012, the Company employed a total of 31 engineers in the following areas: software development, mechanical design, manufacturing/testing and electrical and circuit design. Engineering and development expense amounted to approximately 10%, 13% and 11% of net sales in fiscal years 2012, 2011 and 2010, respectively.

Source and Availability of Raw Materials

The Company relies principally upon independent contract manufacturers and suppliers to produce and assemble its products and expects to continue to rely on such entities in the future. The Company's relationships with its independent manufacturers, assemblers and suppliers are not covered by formal contractual agreements allowing it to move freely to wherever the best quality and price can be obtained.

Raw materials and components purchased by the Company and its suppliers are generally readily available in the market, subject to market lead times at the time of order. The Company is generally not dependent upon any single source for a significant amount of its raw materials or components.

Intellectual Property

The Company owns a limited number of design and utility patents expiring at various times. The Company owns certain trademarks and several other trademark applications are pending both in the United States and in Europe. Most of the Company's key products utilize proprietary software which is protected by copyright. The Company considers its software to be unique and is a principal element in the differentiation of the Company's products from its competition. However, the laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as the laws of the U.S. The Company has no significant licenses, franchises or concessions with respect to any of its products or business dealings. In addition, the Company does not believe its limited number of patents or its lack of licenses, franchises and concessions to be of substantial significance.

Inventories

The Company generally maintains sufficient finished goods inventory levels to respond to customer demand, since most sales are to installing dealers and system integrators who normally do not carry any significant inventory. The Company principally builds inventory to known or anticipated customer demand. In addition to normal safety stock levels, certain additional inventory levels may be maintained for products with long purchase and manufacturing lead times. The Company believes that it is important to carry adequate inventory levels of parts, components and products to avoid production and delivery delays that may detract from the sales effort.

Backlog

The backlog of orders believed to be firm as of September 30, 2012 and 2011 was approximately $3.1 million and $4.7 million, respectively. Orders are generally cancelable without penalty at the option of the customer. The Company prefers that its backlog of orders not exceed its ability to fulfill such orders on a timely basis, since experience shows that long delivery schedules only encourage the Company's customers to look elsewhere for product availability.

Employees

At September 30, 2012, the Company employed 160 full-time employees, of whom 7 are officers, 66 are in sales and technical service capacities, 31 are in engineering and test, 35 are in operations and production and 21 are in administration. At September 30, 2011, the Company employed 172 persons. There are no collective bargaining agreements with any of the Company's employees and the Company considers its relations with its employees to be good.

ITEM 1A – RISK FACTORS

The Company develops video management software and also designs, assembles and markets cameras, network video servers/ recorders, encoders and mass storage units among other products and is subject to all business risks that similar technology companies and all other companies encounter in their operations. Market risks that pertain particularly to the Company are discussed elsewhere in this Form 10-K under Item 1 – Business; Item 3 – Legal Proceedings; Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations; and Item 7A – Quantitative and Qualitative Disclosures about Market Risk.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 - PROPERTIES

The Company principally operates from an 80,000 square-foot facility located at 89 Arkay Drive, Hauppauge, New York, which it owns. The Company also owns a 14,000 square-foot sales, service and warehouse facility in southern England which services Europe and the Middle East. In addition, the Company operates under leases from offices in Yavne, Israel; Neumunster, Germany; and various local sales offices throughout Europe. The Company believes that its facilities are adequate to meet its current and foreseeable operating needs.

ITEM 3 - LEGAL PROCEEDINGS

The Company was a defendant in a patent infringement suit commenced by Lectrolarm Custom Systems, Inc. ("Lectrolarm") in May 2003 in the United States District Court for the Western District of Tennessee. The alleged infringement by the Company related to its dome camera and system controller product lines, among other products that collectively represent significant sales to the Company. On July 13, 2011, the Company entered into a settlement and release agreement with Lectrolarm to settle the patent infringement suit. Under the settlement, the Company made a one-time payment of $5 million to Lectrolarm in exchange for the release of all current and future claims against the Company and the dismissal of Lectrolarm's suit pending in the U.S. District Court. Such settlement amount was recognized as patent litigation settlement expense in the accompanying financial statements along with $375,000 of associated legal expense for fiscal 2011. Although the Company and its outside patent counsel believed that the suit was without merit and had vigorously defended itself for over eight years, it decided to settle the matter to end years of management distraction and financial uncertainty since the suit was brought in 2003.

ITEM 4 – MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's stock is traded on the NYSE Amex under the symbol (VII). The following table sets forth for the periods indicated, the range of high and low prices for the Company's Common Stock:

Quarter Ended	High	Low
Fiscal 2012		
December	3.55	2.80
March	3.70	2.96
June	3.42	2.81
September	3.37	2.39
Fiscal 2011		
December	4.61	3.75
March	5.24	4.26
June	4.95	3.87
September	4.58	3.10

The last sale price of the Company's Common Stock on December 14, 2012 as reported on the NYSE Amex was $2.42 per share. As of December 14, 2012, there were approximately 136 shareholders of record.

The Company has never declared or paid cash dividends on its Common Stock and anticipates that any earnings in the foreseeable future will be retained to finance the growth and development of its business.

In December 2008, the Company's Board of Directors authorized the purchase of up to $1 million worth of shares of the Company's outstanding common stock. In December 2009, the Board of Directors authorized the purchase of an additional $1.5 million worth of shares of the Company's outstanding common stock. The Company did not repurchase any of its common stock during the three month period ended September 30, 2012. The approximate dollar value of shares that may yet be purchased under the program was $972,679 as of September 30, 2012.

ITEM 6 - SELECTED FINANCIAL DATA

(in thousands of dollars, except per share data)

FISCAL YEAR	2012	2011	2010	2009	2008
Net sales	49,652	47,182	48,681	60,445	66,911
Gross profit	19,637	18,203	20,498	27,293	30,422
Operating income (loss)	(1,388)	(9,544)	(1,932)	3,031	4,389
Income (loss) before income taxes	(1,323)	(9,322)	(1,743)	3,219	4,589
Net income (loss)	(1,380)	(11,460)	(1,250)	2,017	2,839
Net income (loss) per share:					
Basic	(.31)	(2.55)	(.28)	.44	.59
Diluted	(.31)	(2.55)	(.28)	.43	.57
Total assets	31,335	33,191	43,926	47,316	46,964
Long-term debt	—	—	—	—	—
Working capital	18,564	19,459	28,950	30,845	29,181
Property, plant and equipment (net)	4,042	4,340	4,624	5,018	5,301

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements for the periods indicated, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, bad debts, product warranties, inventories, long lived assets, income taxes and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors including general market conditions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Results for the periods reported herein are not necessarily indicative of results that may be expected in future periods.

Overview

The Company designs, assembles and markets video management systems and system components for use in security, surveillance, safety and communication applications by a broad group of end users worldwide. The Company's product line consists of various elements of a video system, including digital video and network video recorders, video encoders, decoders, servers and related video management software, data storage units, analog, HD and IP fixed and robotic cameras, virtual and analogue matrix video switchers and controls, and system peripherals.

The Company sells video systems and system components in a highly competitive worldwide marketplace principally to authorized security dealers and system integrators. Such dealers and integrators typically resell the Company's products directly to end users, among other services. The Company's sales are principally project based and are largely dependent upon winning projects, construction activities and the timing of funding. Sales will vary from period to period depending upon many factors including seasonal and geographic trends in construction activities and the timing of deliveries due to changes in project schedules and funding. The Company usually does not have a large backlog as its customer orders are typically deliverable within three months or often upon receipt of order.

Since fiscal year 2009, the Company's sales levels have been impacted by the worldwide economic downturn, particularly in Europe, as capital expenditures for new construction, expansion and renovation projects have weakened. Such sales declines have had an adverse impact on the Company's financial results for these periods. The Company's operating cost structure has been fixed to a large extent and therefore profitability has been largely dependent upon sales levels. For the most part, the Company has maintained its selling, general and administrative cost structure in past years in anticipation of improving market conditions. However, since the second half of fiscal 2011, the Company has implemented ongoing cost reduction programs that will continue for the foreseeable future until market conditions improve.

The Company competes in a market of rapid technology shifts which influence the performance capability of security systems. As a result, the Company spends a significant amount on new product development. In fiscal 2012 and 2011, the Company incurred $5.2 million and $5.9 million of engineering and development expense or 10% and 13% of net sales, respectively. The Company's expenditures for product development are substantially less than its major competitors. The ongoing market shift to software driven products and technologies will continue to burden the Company's development resources and increase ongoing annual expense for product development. Further, the Company's sales effort requires a high level of customer service and technical support for its products. Customer support levels were maintained during fiscal 2011 despite a reduction in sales and such expenditure levels have generally continued in fiscal 2012. The Company has considered various strategic initiatives that may augment or supplement its present product offerings and technology platforms, among other benefits.

The Company has a foreign sales and distribution subsidiary in Europe that conducts business in British pounds and Euros that represented approximately 22% of the Company's consolidated sales for fiscal 2012. It also has an Israel based engineering and development subsidiary that incurs a majority of its operating expenses in Shekels that represented approximately 20% of the Company's operating expenses for fiscal 2012. The Company has historically entered into selected forward currency exchange contracts to help stabilize the impact of changing exchange rates and will continue to do so in fiscal 2013. However, nothing can totally eliminate the long term effects of foreign currency exchange movements.

RESULTS OF OPERATIONS

Fiscal Year 2012 Compared with 2011

Net sales for 2012 increased $2.5 million (5%) to $49.7 million compared with $47.2 million in 2011. Domestic sales increased $4.4 million (16%) to $31.7 million compared with $27.3 million in 2011 while international sales decreased $1.9 million (10%) to $18.0 million compared with $19.9 million in 2011. In the current year, the Company experienced a significant improvement in its North American sales and order rates compared with the prior year while international business continued to be materially impacted by weak European economies. Order intake for 2012 decreased $846,000 (2%) to $48.1 million compared with $48.9 million in 2011. The backlog of unfilled orders was $3.1 million at September 30, 2012 compared with $4.7 million at September 30, 2011.

Gross profit margins for 2012 increased to 39.5% compared with 38.6% in 2011. The increase in current year margins was due to a decrease in indirect expenses in the current year, including the effects of a $300,000 (.6%) warranty charge taken in 2011 in connection with a large system project.

Operating expenses for 2012 decreased $6.7 million to $21.0 million or 42.3% of net sales compared with $27.7 million or 58.8% of net sales in 2011. In 2011, the Company recognized a $5.0 million charge on the settlement of the patent infringement lawsuit against the Company along with $375,000 of associated legal fees. Selling, general and administrative expenses decreased $625,000 to $15.8 million for 2012 compared with $16.4 million in 2011. Engineering and development expenses decreased $723,000 to $5.2 million for 2012 compared with $5.9 million for 2011. Excluding the $5.4 million of patent litigation settlement expense in 2011, the Company's total operating expenses in 2012 have been reduced by a total of $1.3 million (6%) compared with 2011 relating principally to ongoing cost reduction programs. In the current year, the Company recognized $300,000 of severance charges on certain staff reductions and anticipates additional cost reductions in fiscal 2013.

The Company incurred an operating loss of $1.4 million for fiscal 2012 compared with an operating loss of $9.5 million for fiscal 2011.

Interest and other income decreased $158,000 to $64,000 for 2012 compared with $222,000 for 2011 due principally to reduced cash balances and marketable security investments in the current year.

The Company recorded income tax expense of $57,000 for fiscal 2012 compared with $2.1 million for fiscal 2011. In the third quarter of fiscal 2011, the Company recognized a $2.6 million income tax charge to provide a valuation allowance against its deferred tax assets due to the uncertainty of future realization and, thus, no tax benefit has been recognized on reported pretax losses for the current year (see Note 2: Income Taxes). Income tax expense for 2011 includes the recognition of available U.S. tax effected net operating loss carrybacks of $92,811.

As a result of the foregoing, the Company reported a net loss of $1.4 million for 2012 compared with a net loss of $11.5 million for 2011.

RESULTS OF OPERATIONS

Fiscal Year 2011 Compared with 2010

Net sales for 2011 decreased $1.5 million (3%) to $47.2 million compared with $48.7 million in 2010. Domestic sales decreased $1.4 million (5%) to $27.3 million compared with $28.7 million in 2010 while international sales decreased slightly to $19.9 million compared with $20.0 million in 2010. Order intake levels for 2011 and 2010 were essentially the same at $48.9 million. The backlog of unfilled orders was $4.7 million at September 30, 2011 compared with $3.0 million at September 30, 2010.

Gross profit margins for 2011 decreased to 38.6% compared with 42.1% in 2010. The decrease in current year margins was principally the result of increased competitive pressures in the worldwide security market and less favorable product mix on certain project sales. The Company also incurred a $300,000 (.6%) warranty charge in the current year in connection with a large system project.

Operating expenses for 2011 increased $5.3 million to $27.7 million or 58.8% of net sales compared with $22.4 million or 46.1% of net sales in 2010. In the current year, the Company recognized a $5.0 million charge on the settlement of the patent infringement lawsuit against the Company along with $375,000 of associated legal fees. Selling, general and administrative expenses decreased $427,000 to $16.4 million for 2011 compared with $16.9 million in 2010. The decrease was attributable to reduced selling expense on lower sales levels in 2011. Engineering and development expenses increased $421,000 to $5.9 million for 2011 compared with $5.5 million for 2010 as the Company continued its investment in new product development. The increase also included the impact of unfavorable foreign currency exchange rate changes as the U.S. dollar weakened against the Israeli shekel by an average of 6% during 2011. The Company has for the most part maintained its selling, general and administrative cost structure in anticipation of improving market conditions. In the current year, the Company recognized $200,000 of severance charges on certain staff reductions and may consider additional cost cutting measures in fiscal 2012.

The Company incurred an operating loss of $9.5 million for fiscal 2011 compared with an operating loss of $1.9 million for fiscal 2010.

Interest and other income increased $33,000 to $222,000 for 2011 compared with $189,000 for 2010. The increase included $23,000 of net gains realized on the liquidation of marketable securities during fiscal 2011, which included $3.4 million of liquidations relating to the patent infringement suit settlement. Such marketable securities consisted of mutual fund investments principally in federal, state and local government debt securities.

The Company recorded income tax expense of $2.1 million for fiscal 2011 compared with a benefit of $493,000 for fiscal 2010. In the third quarter of fiscal 2011, the Company recognized a $2.6 million income tax charge to provide a valuation allowance against its deferred tax assets due to the uncertainty of future realization (see Note 2: Income Taxes). Income tax expense for the current year includes the recognition of available U.S. tax effected net operating loss carrybacks of $92,811.

As a result of the foregoing, the Company reported a net loss of $11.5 million for 2011 compared with a net loss of $1.2 million for 2010.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities was $646,000 for fiscal 2012. Such cash usages included a $1.7 million increase in accounts receivable, a $703,000 net reduction in accounts payable and accrued expenses and a net loss of $497,000 after non-cash charges, offset in part by $2.2 million of cash provided by a reduction in inventories. The reported loss of $1.4 million was partially offset by $883,000 of non-cash charges. Net cash provided by investing activities was $1.3 million in 2012 consisting of $1.6 million of net marketable security liquidations principally used for operating activities and $252,000 of general capital expenditures. The marketable security liquidations consisted of mutual fund investments principally in federal, state and local government debt securities. Net cash used in financing activities was $81,000 in 2012 consisting of repurchases of the Company's common stock. As a result of the foregoing, cash (exclusive of marketable securities) increased by $606,000 in 2012 after the minimal effect of exchange rate changes on the cash position of the Company.

The Company believes that it has sufficient cash to meet its anticipated operating costs and capital expenditure requirements for at least the next twelve months.

The Company does not have any off-balance sheet transactions, arrangements or obligations (including contingent obligations) that have, or are reasonably likely to have, a material effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

The Company was a defendant in a patent infringement suit commenced by Lectrolarm Custom Systems, Inc. ("Lectrolarm") in May 2003 in the United States District Court for the Western District of Tennessee. The alleged infringement by the Company related to its dome camera and system controller product lines, among other products that collectively represent significant sales to the Company. On July 13, 2011, the Company entered into a settlement and release agreement with Lectrolarm to settle the patent infringement suit. Under the settlement, the Company made a one-time payment of $5 million to Lectrolarm in exchange for the release of all current and future claims against the Company and the dismissal of Lectrolarm's suit pending in the U.S. District Court. Such settlement amount was recognized as patent litigation settlement expense in the accompanying financial statements along with $375,000 of associated legal expense for fiscal 2011. Although the Company and its outside patent counsel believed that the suit was without merit and had vigorously defended itself for over eight years, it decided to settle the matter to end years of management distraction and financial uncertainty since the suit was brought in 2003.

Critical Accounting Policies

The Company's significant accounting policies are fully described in Note 1 to the consolidated financial statements included in Part IV. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue is generally recognized when products are sold and title is passed to the customer. Advance service billings are deferred and recognized as revenues on a pro rata basis over the term of the service agreement. Pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-25-05, the Company evaluates multiple-element revenue arrangements for separate units of accounting, and follows appropriate revenue recognition policies for each separate unit. Elements are considered separate units of accounting provided that (i) the delivered item has stand-alone value to the customer, (ii) there is objective and reliable evidence of the fair value of the undelivered item, and (iii) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. As applied to the Company, under arrangements involving the sale of product and the provision of services, product sales are recognized as revenue when the products are sold and title is passed to the customer, and service revenue is recognized as services are performed.

For products that include more than incidental software, and for separate licenses of the Company's software products, the Company recognizes revenue in accordance with the provisions of FASB Accounting Standards Update (ASU) 2009-13, "Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). ASU 2009-13, which was adopted by the Company effective October 1, 2010 on a prospective basis, provides revenue recognition guidance for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable in the arrangement based on the fair value of the elements. The fair value for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or best estimate of selling price ("BESP") if neither VSOE nor TPE is available. BESP must be determined in a manner that is consistent with that used to determine the price to sell the specific elements on a standalone basis.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company provides for the estimated cost of product warranties at the time revenue is recognized. While the Company engages in product quality programs and processes, including monitoring and evaluating the quality of its component suppliers, its warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from its estimates, revisions to the estimated warranty liability may be required.

The Company writes down its inventory for estimated obsolescence and slow moving inventory equal to the difference between the carrying cost of inventory and the estimated net realizable market value based upon assumptions about future demand and market conditions. Technology changes and market conditions may render some of the Company's products obsolete and additional inventory write-downs may be required. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company assesses the recoverability of the carrying value of its long-lived assets, including identifiable intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company evaluates the recoverability of such assets based upon the expectations of undiscounted cash flows from such assets. If the sum of the expected future undiscounted cash flows were less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount.

The Company's ability to recover the reported amounts of deferred income tax assets is dependent upon its ability to generate sufficient taxable income during the periods over which net temporary tax differences become deductible. In the third quarter of fiscal 2011, the Company recognized a $2.6 million charge to provide a valuation allowance against all deferred tax assets due to the uncertainty of future realization. The Company plans to provide a full valuation allowance against its deferred tax assets until such time that it can achieve a sustained level of profitability or other positive evidence arises that would demonstrate an ability to recover such assets.

The Company accrues liabilities for identified tax contingencies that result from positions that are being challenged or could be challenged by tax authorities. The Company believes that its accrual for tax liabilities is adequate for all open years, based on Management's assessment of many factors, including its interpretations of the tax law and judgments about potential actions by tax authorities. However, it is possible that the ultimate resolution of any tax audit may be materially greater or lower than the amount accrued.

The Company is subject to proceedings, lawsuits and other claims related to labor, product and other matters. The Company assesses the likelihood of an adverse judgment or outcomes for these matters, as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis. The required reserves may change in the future due to new developments.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and IFRS, and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 became effective for the Company for the quarter ended March 31, 2012 and its adoption did not have a material effect on the Company's operating results or financial position.

In June 2011, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") 2011-05, Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of shareholders' equity. Although effective for the Company's next fiscal year ending September 30, 2013, ASU 2011-05 was adopted by the Company in the quarter ended June 30, 2012.

Foreign Currency Activity

The Company's foreign exchange exposure is principally limited to the relationship of the U.S. dollar to the British pound sterling, the Euro and the Israeli shekel.

Sales by the Company's U.K. and German based subsidiaries to customers in Europe are made in British pounds or Euros. In fiscal 2012, approximately $2.3 million of products were sold by the Company to its U.K. based subsidiary for resale. The Company has also entered into certain engineering cost sharing agreements with its U.K. based subsidiary that are denominated in U.S. dollars. The Company attempts to minimize its currency exposure on these intercompany transactions through the purchase of forward exchange contracts.

The Company's Israeli based subsidiary incurs shekel based operating expenses which are funded by the Company in U.S. dollars. In fiscal 2012, the Company purchased forward exchange contracts to hedge its currency exposure on certain of these expenses.

As of September 30, 2012, the Company had forward exchange contracts outstanding with notional amounts aggregating $3.5 million. The Company also attempts to reduce the impact of an unfavorable exchange rate condition through cost reductions from its suppliers and shifting product sourcing to suppliers transacting in more stable and favorable currencies.

In general, the Company enters into forward exchange contracts to help mitigate short-term exchange rate exposures. However, there can be no assurance that such steps will be effective in limiting long-term foreign currency exposure.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. The Company has a policy that prohibits the use of currency derivatives or other financial instruments for trading or speculative purposes.

The Company enters into forward exchange contracts to hedge certain foreign currency exposures and minimize the effect of such fluctuations on reported earnings and cash flow (see "Foreign Currency Activity", Note 1 "Derivative Instruments" and "Fair Value of Financial Instruments" to the accompanying financial statements).

Related Party Transactions

Refer to Item 13 and "Note 9. Related Party Transactions" to the accompanying financial statements.

Inflation

The Company's operating expenses are continually impacted by inflation to various degrees depending upon the commodity or service procured. To offset the effects of inflation, the Company seeks to increase sales and lower its costs where possible.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements in this Report on Form 10-K and other statements made by the Company or its representatives that are not strictly historical facts including, without limitation, statements included herein under the Management's Discussion and Analysis captions "Overview", "Results of Operations" and "Liquidity and Capital Resources" are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 that should be considered as subject to the many risks and uncertainties that exist in the Company's operations and business environment. The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results, performance and/or achievements of the Company to differ materially from any future results, performance or achievements, express or implied, by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company also assumes no obligation to publicly update or revise its forward-looking statements or to advise of changes in the assumptions and factors on which they are based.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Part IV, Item 15, for an index to consolidated financial statements and financial statement schedules.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms and such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management evaluates the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework. Management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2012 and concluded that it is effective at a reasonable assurance level.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the fourth quarter of the fiscal year ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

Limitations on the Effectiveness of Controls

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all controls issues and instances of fraud, if any, within a Company have been detected. The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the Company's Chief Executive Officer and Chief Financial Officer have concluded that such controls and procedures are effective at the "reasonable assurance" level.

ITEM 9B – OTHER INFORMATION

None.

PART III

ITEM 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Executive Officers and Directors of the Company are as follows:

Name	Age	Position
Kenneth M. Darby	66	Chairman of the Board, President and Chief Executive Officer
John M. Badke	53	Senior Vice President, Finance and Chief Financial Officer
Bret M. McGowan	47	Senior Vice President, Sales and Marketing (Americas)
Peter A. Horn	57	Vice President, Operations
Frank L. Jacovino	53	Vice President, Corporate Engineering
Mark S. Provinsal	46	Sales and Marketing Director, Vicon Industries, Ltd.
Christopher J. Wall	59	Managing Director, Vicon Industries, Ltd.
Bernard F. Reynolds	70	Director
W. Gregory Robertson	69	Director
Arthur D. Roche	74	Director
Julian A. Tiedemann	48	Director

The business experience, principal occupations and employment, as well as period of service, of each of the officers and directors of the Company during at least the last five years are set forth below.

Kenneth M. Darby - Chairman of the Board, President and Chief Executive Officer. Mr. Darby has served as Chairman of the Board since April 1999, as Chief Executive Officer since April 1992 and as President since October 1991. He has served as a director since 1987. Mr. Darby also served as Chief Operating Officer and as Executive Vice President, Vice President, Finance and Treasurer of the Company. Mr. Darby brings extensive knowledge of the Company and industry experience having joined the Company in 1978 and having served in various capacities prior to becoming Chairman of the Board and Chief Executive Officer. Mr. Darby's current term on the Board ends in May 2014.

John M. Badke – Senior Vice President, Finance and Chief Financial Officer. Mr. Badke has been Senior Vice President, Finance since May 2004 and Chief Financial Officer since December 1999. Previously, he was Vice President, Finance since October 1998 and served as Controller since joining the Company in 1992. Prior to joining the Company, Mr. Badke was Controller for NEK Cable, Inc. and an audit manager with the international accounting firms of Arthur Andersen & Co. and Peat Marwick Main & Co.

Bret M. McGowan – Senior Vice President, Sales and Marketing (Americas). Mr. McGowan has been Senior Vice President, Sales and Marketing (Americas) since June 2012. Previously, he served in varying Sales and Marketing vice president capacities since 2001. Previously, he served as Director of Marketing since 1998 and as Marketing Manager since 1994. He joined the Company in 1993 as a Marketing Specialist.

Peter A. Horn - Vice President, Operations. Mr. Horn has been Vice President, Operations since June 1999. From 1995 to 1999, he was Vice President, Compliance and Quality Assurance. Prior to that time, he served as Vice President in various capacities since his promotion in May 1990.

Frank L. Jacovino – Vice President, Corporate Engineering. Mr. Jacovino has been Vice President, Corporate Engineering since February 2010. Prior to joining the Company, Mr. Jacovino served as Vice President of Engineering of Tactronics International, LLC since 2008. From 2005 to 2008, Mr. Jacovino served as Vice President Technology & Operations of RVSI Inspection, and from 2001 to 2005 he served as Vice President/General Manager of Inspection Products for Robotic Vision Systems, Inc and held other positions within the company since joining it in 1985.

Mark S. Provinsal – Sales and Marketing Director, Vicon Industries, Ltd. Mr. Provinsal joined the Company in January 2010 as its Vice President, Marketing and Product Management, and in January 2012 transferred to the Company's U.K. based subsidiary, Vicon Industries, Ltd., to serve as its Director of Sales and Marketing. Prior to joining the Company, Mr. Provinsal served as Executive Vice President of Dedicated Micros Inc. (U.S.) since 2008 and prior as its Vice President Marketing and Product Strategy since joining the company in 2006. From 2000 to 2006, he served as the Director of Marketing and Product Development of IPIX Corporation.

Christopher J. Wall - Managing Director, Vicon Industries, Ltd. Mr. Wall has been Managing Director, Vicon Industries, Ltd. since February 1996. Previously he served as Financial Director, Vicon Industries, Ltd. since joining the Company in 1989. Prior to joining the Company he held a variety of senior financial positions within Westland plc, a UK aerospace company.

Bernard F. Reynolds - Director. Mr. Reynolds has been a director of the Company since 2009. He has been retired since 2004 and had previously served as the President of Aon Consulting's Human Resources Outsourcing Group. Prior to the merger of Aon Consulting Worldwide and ASI Solutions Incorporated in May 2001, Mr. Reynolds served as the Chairman and Chief Executive Officer of ASI, a company he founded in 1978. Mr. Reynolds has extensive business knowledge having served as the President of a division of a global risk management services, insurance brokerage and human resources management consulting company. Prior to that, Mr. Reynolds served as the Chairman of the Board and Chief Executive Officer of a publicly listed human resources outsourcing company, and brings general business experience and a particular knowledge of human resources and compensation matters. Mr. Reynolds' current term on the Board ends in May 2015.

W. Gregory Robertson - Director. Mr. Robertson has been a director of the Company since 1991. He is the Chairman of TM Capital Corporation, a financial services company which he founded in 1989. From 1985 to 1989, he was employed by Thomson McKinnon Securities, Inc. as head of investment banking and public finance. Mr. Robertson has extensive experience in investment banking and public finance having served as President and now Chairman of a financial services company. Mr. Robertson has worked with a diverse group of both publicly listed and private companies in merger, acquisition, divestiture and finance transactions and provides valuable insight into the stockholder's perspective on value creation and strategic decisions. Mr. Robertson's current term on the Board ends in May 2013.

Arthur D. Roche - Director. Mr. Roche has been a director of the Company since 1992. He served as Executive Vice President and co-participant in the Office of the President of the Company from August 1993 until his retirement in November 1999. For the six months prior to that time, Mr. Roche provided consulting services to the Company. In October 1991, Mr. Roche retired as a partner of Arthur Andersen & Co., an international accounting firm which he joined in 1960. Mr. Roche brings extensive Company knowledge and financial experience having served as the Company's Executive Vice President and formerly serving as a partner with an international public accounting firm. Mr. Roche brings particular insight to the Board based on his former management responsibilities and provides strategic planning and financial oversight. His current term on the Board ends in May 2014.

Julian A. Tiedemann - Director. Mr. Tiedemann has been a director of the Company since May 2011. Since 2008, he has been Executive Vice President and Chief Operating Officer of The InterTech Group, a holding company and operator of a diverse global group of companies. From 1996 to 2008, Mr. Tiedemann was Vice President of Human Resources, Risk Management and Administration for The InterTech Group. In addition, he previously served on the Board of Directors of Hudson's Bay Company, a multi-billion dollar Canadian national retailer. Mr. Tiedemann brings extensive knowledge and experience in operating and administration matters having served as Chief Operating Officer of a diverse group of global companies and having previously served as a director of a multi-billion dollar retailer. His current term on the Board ends in May 2015.

There are no family relationships between any director, executive officer or person nominated or chosen by the Company to become a director or officer.

Audit Committee Financial Expert

All named directors other than Mr. Darby are independent directors and members of the Audit Committee. The Board of Directors has determined that Arthur D. Roche, Chairman of the Audit Committee, qualifies as an "Audit Committee Financial Expert", as defined by Securities and Exchange Commission Rules, based on his education, experience and background. Mr. Roche is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all its employees, including its chief executive officer, chief financial and accounting officer, controller, and any persons performing similar functions. Such Code of Ethics is published on the Company's internet website (www.vicon-security.com).

Compliance with Section 16(a) of the Exchange Act

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company during the year ended September 30, 2012 and certain written representations that no Form 5 is required, no person who, at any time during the year ended September 30, 2012 was a director, officer or beneficial owner of more than 10 percent of any class of equity securities of the Company registered pursuant to Section 12 of the Exchange Act failed to file on a timely basis, as disclosed in the above forms, reports required by Section 16(a) of the Exchange Act during the year ended September 30, 2012.

ITEM 11 - EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives of Our Compensation Program

The Company's compensation programs are intended to enable it to attract, motivate, reward and retain the management talent required to achieve corporate objectives, and thereby increase stockholder value. It is the Company's policy to provide incentives to senior management to achieve both short-term and long-term objectives and to reward exceptional performance and contributions to the development of the business. To attain these objectives, the executive compensation program includes four key components:

Base Salary. Base salary for the Company's executives is intended to provide competitive remuneration for services provided to the Company over a one-year period. Base salaries are set at levels designed to attract and retain the most appropriately qualified individuals for each of the key management level positions within the Company.

Cash Incentive Bonuses. The Company's bonus programs are intended to reward executive officers for the achievement of various annual performance goals approved by the Company's Board of Directors. For fiscal 2012, a performance based bonus plan was established for certain of the Company's executive officers, including among others Kenneth M. Darby, Chief Executive Officer and John M. Badke, Chief Financial Officer, whereby the participants would share a maximum bonus pool of $500,000 for the achievement of an annual consolidated pretax loss of up to $750,000, inclusive of any such earned bonuses. Messrs. Darby and Badke earned no bonuses under such plan for fiscal 2012. However, a discretionary bonus of 15,000 shares of restricted stock was awarded to Mr. Darby while Mr. Badke received a discretionary cash bonus of $30,000. Such bonuses were approved by the Company's Board of Directors upon the recommendation of its Compensation Committee. In addition, a performance based bonus plan was established for Bret M. McGowan, Senior Vice President of Sales and Marketing (Americas), whereby he would earn an amount up to $75,000 for the achievement of certain annual U.S. and export sales targets. Mr. McGowan earned his maximum bonus under such plan for fiscal 2012.

For fiscal 2011, a performance based bonus plan was established for the same executive officers whereby the participants would share a specified bonus pool of between $300,000 for the achievement of annual consolidated sales and pretax loss targets of $53 million and $1 million, respectively, and $500,000 for the achievement of annual consolidated sales and pretax loss targets of $56 million (and above) and $250,000 (and below), respectively. Messrs. Darby and Badke earned no bonuses under such plan for fiscal 2011. In addition, a performance based bonus plan was established for Bret M. McGowan whereby he would earn an amount up to $95,000 for the achievement of certain annual U.S. and export sales targets. Mr. McGowan earned no bonus under such plan for fiscal 2011. However, Messrs. Darby, Badke and McGowan were granted discretionary bonuses of $15,000, $10,000 and $10,000, respectively for fiscal 2011. Such bonuses were approved by the Company's Board of Directors upon the recommendation of its Compensation Committee.

Equity-based Compensation. Equity-based compensation is designed to provide incentives to the Company's executive officers to build shareholder value over the long term by aligning their interests with the interest of shareholders. The Compensation Committee of the Board of Directors believes that equity-based compensation provides an incentive that focuses the executive's attention on managing the company from the perspective of an owner with an equity stake in the business. Among our executive officers, the number of shares of stock awarded or common stock subject to options granted to each individual generally depends upon the level of that officer's responsibility. The largest grants are generally awarded to the most senior officers who, in the view of the Compensation Committee, have the greatest potential impact on the Company's profitability and growth. Previous grants of stock options or stock grants are reviewed in determining the size of any executive's award in a particular year.

In March 2007, the Board of Directors adopted the Company's 2007 Stock Incentive Plan, which was approved by the Company's stockholders at its Annual Meeting of Stockholders held on May 18, 2007. Under such plan, a total of 500,000 shares of Common Stock were reserved for issuance and include the grant of stock options, restricted stock and other stock awards as determined by the Compensation Committee. The purpose of the Stock Incentive Plan is to attract and retain executive management by providing them with appropriate equity-based incentives and rewards for superior performance and to provide incentive to a broader range of employees. In fiscal 2012, the Compensation Committee awarded a total of 13,000 stock options to named executive officers, consisting of 6,500 each to Mr. Badke and Mr. McGowan. In fiscal 2011, the Compensation Committee awarded a total of 29,000 stock options to named executive officers, including 15,000 to Mr. Darby, and 7,000 each to Mr. Badke and Mr. McGowan.

Retirement, Health and Welfare Benefits and Other Perquisites. The Company's executive officers are entitled to a specified retirement/severance benefit pursuant to employment agreements as detailed below.

In addition, the executive officers are entitled to participate in all of the Company's employee benefit plans, including medical, dental, group life, disability, accidental death and dismemberment insurance and the Company's sponsored 401(k). The Company also provides its Chief Executive Officer with a country club membership and certain additional insurances not covered by primary insurance plans available to other employees and the Company's named executive officers are provided either a leased car or auto allowance.

Employment Agreements

The Company has entered into employment agreements with certain of its named executive officers that provide certain benefits upon termination of employment or change in control of the Company without Board of Director approval. All such agreements provide the named executive officer with a payment of three times their average annual compensation for the previous five year period if there is a change in control of the Company without Board of Director approval, as defined. Such payment can be taken in a present value lump sum or equal installments over a three year period. The agreements also provide the named executive officers with certain severance/ retirement benefits upon certain occurrences including termination of employment without cause as defined, termination of employment due to the Company's breach of specified employment conditions (good reason termination), death, disability or retirement at a specified age. Such severance/retirement benefit provisions survive the expiration of the agreements and include a fixed stated benefit of $350,000 for Mr. Badke and $290,000 for Mr. McGowan. In addition, Mr. Badke receives an additional deferred compensation benefit upon such employment termination occurrences in the form of 6,561 shares of the Company's common stock.

2012 Summary Compensation Table

The following table sets forth all compensation for the fiscal year ended September 30, 2012 awarded to or earned by the Company's Chief Executive Officer and by each of our other named executive officers whose total compensation exceeded $100,000 during such period.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)	Total ($)
Kenneth M. Darby Chairman and Chief Executive Officer	2012	292,019	36,750 (1)	—	—	19,820 (5)	348,589
	2011	340,000	15,000 (2)	39,300	—	19,613 (5)	413,913
John M. Badke Senior Vice President and Chief Financial Officer	2012	190,000	30,000 (2)	13,208	—	7,941 (6)	241,149
	2011	190,000	10,000 (2)	18,340	—	8,245 (6)	226,585
Bret M. McGowan Senior Vice President, Sales and Marketing (Americas)	2012	183,269	—	13,208	75,000	6,000 (6)	277,477
	2011	180,000	10,000 (2)	18,340	—	6,000 (6)	214,340

(1) Represents discretionary bonus in the form of 15,000 shares of restricted stock approved by the Board of Directors upon the recommendation of its Compensation Committee.
(2) Represents discretionary cash bonus approved by the Board of Directors upon the recommendation of its Compensation Committee.
(3) Represents the aggregate grant date fair value of option awards computed in accordance with ASC 718 (Statement of Financial Accounting Standards No. 123R). See Note 1 to the accompanying financial statements for assumptions made in the valuation of these awards.
(4) Represents bonus earned for achievement of certain U.S. and export sales targets.
(5) All other compensation represents: (a) automobile expense of $9,987 and $10,021 for fiscal 2012 and fiscal 2011, respectively, and (b) country club membership of $9,833 and $9,592 for fiscal 2012 and fiscal 2011, respectively.
(6) Represents automobile expense paid by the Company.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table sets forth information with respect to the outstanding equity awards of the named executive officers as of September 30, 2012.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Kenneth M. Darby Chairman and Chief Executive Officer	10,000 (1)	— (1)	—	$3.59	10/25/2012
	16,000 (2)	4,000 (2)	—	$4.79	5/22/2018
	15,000 (2)	10,000 (2)	—	$5.00	11/5/2018
	3,000 (2)	12,000 (2)	—	$4.06	10/15/2020
John M. Badke Senior Vice President and Chief Financial Officer	15,000 (1)	—	—	$3.59	10/25/2012
	8,000 (2)	2,000 (2)	—	$4.79	5/22/2018
	4,800 (2)	3,200 (2)	—	$5.00	11/5/2018
	1,400 (2)	5,600 (2)	—	$4.06	10/15/2020
	— (2)	6,500 (2)	—	$3.31	10/25/2021
Bret M. McGowan Senior Vice President, Sales and Marketing	13,500 (1)	— (1)	—	$3.59	10/25/2012
	4,000 (2)	1,000 (2)	—	$4.79	5/22/2018
	3,000 (1)	2,000 (1)	—	$5.00	11/5/2014
	1,400 (2)	5,600 (2)	—	$4.06	10/15/2020
	— (2)	6,500 (2)	—	$3.31	10/25/2021

(1) Options vest over a four year period at 30% of the shares on the second anniversary of the grant date, 30% of the shares on the third anniversary of the grant date and the remaining 40% of the shares on the fourth anniversary of the grant date. Options expire after the sixth anniversary of the grant date.

(2) Options vest over a five year period in five equal annual installments beginning on the first anniversary of the grant date. Options expire after the tenth anniversary of the grant date.

Fiscal 2012 Directors' Compensation

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended September 30, 2012.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	Total ($)
Peter F. Neumann	18,800 (4)	6,096	24,896
Bernard F. Reynolds	30,400	6,096	36,496
W. Gregory Robertson	30,400	6,096	36,496
Arthur D. Roche	38,400	6,096	44,496
Julian A. Tiedemann	30,400	30,480	60,880

(1) Directors who are not employees of the Company received an annual fee of $22,400 for regular Board meetings and $1,600 per committee meeting attended in person or by teleconference. The Chairman of the Audit Committee also received an additional annual retainer of $8,000.

(2) Represents the aggregate grant date fair value of option awards computed in accordance with ASC 718 (Statement of Financial Accounting Standards No. 123R. See "Note 1" under the caption "Accounting for Stock-Based Compensation" to the accompanying financial statements).

(3) As of September 30, 2012, the aggregate number of outstanding option awards for each director were as follows: Mr. Reynolds - 25,000; Messrs. Robertson and Roche - 24,500 each; and Mr. Tiedemann - 15,000.

(4) Mr. Neumann retired from the Board at the expiration of his term in May 2012.

Directors' Compensation and Term

Directors who are not employees of the Company (named directors other than Mr. Darby) receive an annual fee of $22,400 for regular Board meetings and $1,600 per committee meeting attended in person or by teleconference. The Chairman of the Audit Committee also receives an additional annual retainer of $8,000. Employee directors are not compensated for Board or committee meetings. Directors may not stand for reelection after age 70, except that any director may serve additional three-year terms after age 70 with the unanimous consent of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors consists of Messrs. Reynolds, Robertson, Roche and Tiedemann, none of whom has ever been an officer of the Company except for Mr. Roche, who served as Executive Vice President from August 1993 until his retirement in November 1999.

Board Compensation Committee Report

The Compensation Committee's compensation policies applicable to the Company's officers for 2012 were to pay a competitive market price for the services of such officers, taking into account the overall performance and financial capabilities of the Company and the officer's individual level of performance.

Mr. Darby makes recommendations to the Compensation Committee as to the base salary and incentive compensation of all officers other than himself. The Committee reviews these recommendations with Mr. Darby and, after such review, determines compensation. In the case of Mr. Darby, the Compensation Committee makes its determination after direct negotiation with him. For each officer, the Committee's determinations are based on its conclusions concerning each officer's performance and comparable compensation levels for similarly situated officers at comparable companies. The overall level of performance of the Company is taken into account but is not specifically related to the base salary of these officers. Also, the Company has established incentive compensation plans for certain officers, which provide for a specified bonus upon the Company's achievement of certain annual sales and/or profitability targets.

The Compensation Committee grants options to officers to link compensation to the performance of the Company. Options are exercisable in the future at the fair market value at the time of grant, so that an officer granted an option is rewarded by the increase in the price of the Company's stock. The Committee grants options to officers based on significant contributions of such officer to the performance of the Company. In addition, in determining Mr. Darby's salary and bonus for service as Chief Executive Officer, the Committee considers the responsibility assumed by him in formulating, implementing and managing the operational and strategic objectives of the Company.

The Compensation Committee, composed entirely of independent directors, has reviewed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management. Based on such review and discussion, the Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2012.

Submitted by the Compensation Committee,

Bernard F. Reynolds, Chairman
W. Gregory Robertson
Arthur D. Roche
Julian A. Tiedemann

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth the beneficial ownership of the Company's Common Stock as of December 14, 2012 by (i) those persons known by the Company to be beneficial owners of more than 5% of the Company's outstanding Common Stock; (ii) each current executive officer named in the Summary Compensation Table; (iii) each director; and (iv) all directors and executive officers as a group.

Name and Address Of Beneficial Owner	Number of Shares Beneficially Owned (1)		% of Class
CBC Co., Ltd. and affiliates 2-15-13 Tsukishima, Chuo-ku, Tokyo, Japan 104	543,715		11.5%
Anita G. Zucker, as Trustee of the Article 6 Marital Trust, a successor of the Jerry Zucker Revocable Trust c/o The InterTech Group, Inc. 4838 Jenkins Avenue North Charleston, SC 29405	507,122	(2)	10.7%
Dimensional Fund Advisors 1299 Ocean Avenue Santa Monica, CA 90401	380,305	(3)	8.0%
Henry Investment Trust, L.P. 255 South 17th Street, Suite 2608 Philadelphia, PA 19103	238,000	(4)	5.0%
Renaissance Technologies, Corp. 800 Third Avenue New York, NY 10022	237,600		5.0%
C/O Vicon Industries, Inc.			
Kenneth M. Darby	374,903	(5)	7.9%
Arthur D. Roche	95,571	(6)	2.0%
John M. Badke	63,346	(7)	1.3%
W. Gregory Robertson	54,900	(8)	1.2%
Bernard F. Reynolds	43,500	(9)	*
Bret M. McGowan	31,335	(10)	*
Julian A. Tiedemann	11,500	(11)	*
Total all Executive Officers and Directors as a Group (11 persons)	804,437	(12)	17.0%

* Less than 1%

(1) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment control over the shares of stock owned.

(2) These shares are owned directly by the Article 6 Marital Trust, a successor of the Jerry Zucker Revocable Trust and indirectly by Anita Zucker, as trustee and as a beneficiary of the trust.

(3) Dimensional Fund Advisors had voting control over 376,705 shares and investment control over 380,305 shares as investment advisor and manager for various mutual funds and other clients. These shares are beneficially owned by such mutual funds or other clients.

(4) Henry Investment Trust, L.P. may be deemed a beneficial owner of 143,900 shares held by Henry Partners, L.P. and 94,100 shares held by Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships.

(5) Includes currently exercisable options to purchase 42,000 shares.

(6) Includes 15,000 shares held by Mr. Roche's wife and currently exercisable options to purchase 23,000 shares.

(7) Includes currently exercisable options to purchase 18,500 shares.

(8) Includes currently exercisable options to purchase 23,000 shares.

(9) Includes currently exercisable options to purchase 23,500 shares.

(10) Includes currently exercisable options to purchase 13,100 shares.

(11) Includes currently exercisable options to purchase 7,500 shares.

(12) Includes currently exercisable options to purchase 204,600 shares.

EQUITY COMPENSATION PLAN INFORMATION
at September 30, 2012

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	481,000	$4.32	57,058
Equity compensation plans not approved by security holders	—	—	—
Total	481,000	$4.32	57,058

EQUITY COMPENSATION GRANTS NOT APPROVED BY SECURITY HOLDERS

Through September 30, 2012 the Company had granted certain of its officers with deferred compensation benefits aggregating 16,320 shares of common stock currently held by the Company in treasury. Such shares vest upon retirement. All shares vest earlier under certain occurrences including death, involuntary termination or a change in control of the Company.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Company and CBC Co., Ltd. (CBC), a Japanese corporation which beneficially owned 11.5% of the outstanding shares of the Company as of September 30, 2012, have been conducting business with each other since 1979. During this period, CBC has served as a lender, a product supplier and a private label reseller of the Company's products. In fiscal 2012, the Company purchased approximately $1.9 million of products from or through CBC. CBC competes with the Company in various markets, principally in the sale of video products and systems. Sales of Vicon products to CBC were $15,000 in 2012.

All named directors other than Mr. Darby are independent directors in accordance with NYSE Amex listing requirements.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table details: the aggregate fee arrangements with BDO USA, LLP for professional services rendered for the audit of the Company's consolidated annual financial statements and review of the financial statements included in the Company's quarterly reports on Form 10-Q; the aggregate fees billed by BDO USA, LLP for audit related matters and; the aggregate fees billed by BDO USA, LLP for tax compliance, tax advice and tax planning during fiscal years ended September 30, 2012 and 2011:

	2012	2011
Audit fees	$269,000	$269,000
Audit related fees	—	—
Tax fees	47,000	85,000

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval generally is provided for an annual period and any pre-approval is detailed as to the particular service or category of services and is subject to a specific limit. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis, which must be accompanied by a detailed explanation for each proposed service. The Audit Committee may delegate pre-approval authority to one or more of its members. Such member must report any decisions to the Audit Committee at the next scheduled meeting.

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

Included in Part IV, Item 15:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Consolidated Statements of Operations, fiscal years ended September 30, 2012, 2011, and 2010

Consolidated Statements of Comprehensive Loss, fiscal years ended September 30, 2012, 2011, and 2010

Consolidated Balance Sheets at September 30, 2012 and 2011

Consolidated Statements of Shareholders' Equity, fiscal years ended September 30, 2012, 2011, and 2010

Consolidated Statements of Cash Flows, fiscal years ended September 30, 2012, 2011, and 2010

Notes to Consolidated Financial Statements, fiscal years ended September 30, 2012, 2011, and 2010

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and, therefore, have been omitted.

15(a)(3) Exhibits

Number	Description
3.1	Articles of Incorporation and By-Laws, as amended (Incorporated by reference to the 1985 Annual Report on Form 10-K; Form S-2 filed in Registration Statement No. 33-10435 and Exhibit A, B and C of the 1987 Proxy Statement)
3.2	Amendment of the Company's By-Laws effective January 1, 2008 (Incorporated by reference to the 2007 Annual Report on Form 10-K)
3.3	Amendment of the Certificate of Incorporation dated May 7, 2002 (Incorporated by reference to the 2002 Annual Report on Form 10-K)
10.1	1999 Incentive Stock Option Plan (Incorporated by reference to the 1999 Annual Report on Form 10-K)
10.2	1999 Non-Qualified Stock Option Plan (Incorporated by reference to the 1999 Annual Report on Form 10-K)
10.3	2002 Incentive Stock Option Plan (Incorporated by reference to the 2002 Annual Report on Form 10-K)
10.4	2002 Non-Qualified Stock Option Plan (Incorporated by reference to the 2002 Annual Report on Form 10-K)
10.5	Employment and Deferred Compensation Agreement dated January 1, 2006 between the Registrant and John M. Badke (Incorporated by reference to the Current Report on Form 8-K dated March 6, 2006)
10.6	Amendment 1 to the Employment and Deferred Compensation Agreement dated November 13, 2006 between the Registrant and John M. Badke (Incorporated by reference to the Current Report on Form 8-K dated November 16, 2006)
10.7	Employment Agreement dated August 7, 2006 between the Registrant and Bret M. McGowan (Incorporated by reference to the 2006 Annual Report on Form 10-K)
10.8	2007 Stock Incentive Plan (Incorporated by reference to the Proxy Statement filed on April 27, 2007)
10.9	Settlement and Release Agreement dated July 13, 2011 between the Registrant and Lectrolarm Custom Systems, Inc. (Incorporated by reference to the June 30, 2011 filing on Form 10-Q)
21	Subsidiaries of the Registrant (Incorporated by reference to the Notes to the Consolidated Financial Statements)
23	Consent of BDO USA, LLP
	Rule 13a-14(a)/15d-14(a) Certifications
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
	Section 1350 Certifications
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
*	In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on Form 10-K shall be deemed to be "furnished" and not "filed."

No other exhibits are required to be filed.

Other Matters - Form S-8 and S-2 Undertaking

For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statements on Form S-8 Nos. 333-30097 (filed June 26, 1997), 333-71410 (filed October 11, 2001), 333-116361 (filed June 10, 2004) and 333-146749 (filed October 16, 2007) and on Form S-2 No. 333-46841 (effective May 1, 1998):

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Vicon Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Vicon Industries, Inc. as of September 30, 2012 and 2011 and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vicon Industries, Inc. at September 30, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Melville, New York
December 21, 2012

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Fiscal Years Ended September 30, 2012, 2011 and 2010

	2012	2011	2010
Net sales	$ 49,652,366	$ 47,182,236	$ 48,681,122
Cost of sales	30,015,525	28,979,516	28,183,336
Gross profit	19,636,841	18,202,720	20,497,786
Operating expenses:			
Selling, general and administrative expense	15,816,594	16,441,262	16,868,086
Engineering and development expense	5,207,997	5,930,719	5,510,207
Patent litigation expense	—	5,374,834	51,158
	21,024,591	27,746,815	22,429,451
Operating loss	(1,387,750)	(9,544,095)	(1,931,665)
Other expense (income):			
Interest and other income	(64,405)	(222,149)	(188,907)
Loss before income taxes	(1,323,345)	(9,321,946)	(1,742,758)
Income tax expense (benefit)	57,000	2,138,000	(493,000)
Net loss	$ (1,380,345)	$(11,459,946)	$ (1,249,758)
Loss per share:			
Basic	$(.31)	$(2.55)	$(.28)
Diluted	$(.31)	$(2.55)	$(.28)

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Fiscal Years Ended September 30, 2012, 2011 and 2010

	2012	2011	2010
Net loss	$ (1,380,345)	$ (11,459,946)	$ (1,249,758)
Other comprehensive income (loss):			
Unrealized gain (loss) on securities, net of tax	(29,708)	(24,204)	56,456
Unrealized gain (loss) on derivatives, net of tax	(122,822)	150,815	(25,001)
Foreign currency translation adjustment	55,710	6,328	(83,492)
Other comprehensive income (loss)	(96,820)	132,939	(52,037)
Comprehensive loss	$ (1,477,165)	$ (11,327,007)	$ (1,301,795)

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2012 and 2011

ASSETS	2012	2011
Current Assets:		
Cash and cash equivalents	$ 6,234,268	$ 5,628,156
Marketable securities	405,169	2,035,593
Accounts receivable (less allowance of $1,030,000 in 2012 and $1,089,000 in 2011)	9,553,385	7,771,356
Inventories:		
Parts, components and materials	3,773,356	3,969,656
Work-in-process	1,396,268	2,032,176
Finished products	4,133,649	5,392,699
	9,303,273	11,394,531
Recoverable income taxes	92,811	92,811
Prepaid expenses and other current assets	529,070	624,939
Total current assets	26,117,976	27,547,386
Property, plant and equipment:		
Land	1,188,960	1,179,155
Buildings and improvements	5,730,114	5,690,029
Machinery, equipment and vehicles	6,262,723	6,003,943
	13,181,797	12,873,127
Less accumulated depreciation and amortization	9,139,622	8,532,990
	4,042,175	4,340,137
Other assets	1,174,598	1,303,753
TOTAL ASSETS	$ 31,334,749	$ 33,191,276
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 3,403,378	$ 4,240,096
Accrued compensation and employee benefits	2,505,744	2,297,575
Accrued expenses	1,168,750	1,022,034
Unearned revenue	443,708	495,612
Income taxes payable	32,589	32,589
Total current liabilities	7,554,169	8,087,906
Unearned revenue-non current	161,028	234,927
Other long-term liabilities	2,431,742	2,424,516
Total liabilities	10,146,939	10,747,349
Commitments and contingencies - Note 7		
Shareholders' equity:		
Common stock, par value $.01 per share authorized - 25,000,000 shares issued - 5,350,933 and 5,345,008 shares	53,509	53,450
Capital in excess of par value	25,343,712	25,041,273
Retained earnings	261,375	1,641,720
Treasury stock at cost, 871,198 shares in 2012 and 847,277 shares in 2011	(4,300,952)	(4,219,502)
Accumulated other comprehensive loss	(169,834)	(73,014)
Total shareholders' equity	21,187,810	22,443,927
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 31,334,749	$ 33,191,276

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Fiscal Years Ended September 30, 2012, 2011 and 2010

	Shares	Common Stock	Capital in excess of par value	Retained earnings	Treasury Stock	Accumulated other compre-hensive income (loss)	Total share-holders' equity
September 30, 2009	5,266,876	$ 52,669	$24,294,511	$14,351,424	$(3,145,204)	$ (153,916)	$35,399,484
Net loss	—	—	—	(1,249,758)	—	—	(1,249,758)
Foreign currency translation adjustment	—	—	—	—	—	(83,492)	(83,492)
Unrealized loss on derivatives, net of tax	—	—	—	—	—	(25,001)	(25,001)
Unrealized gain on marketable securities, net of tax	—	—	—	—	—	56,456	56,456
Repurchases of common stock	—	—	—	—	(858,359)	—	(858,359)
Distribution of deferred compensation shares	3,900	39	(59,937)		59,898		—
Exercise of stock options	15,308	153	49,358	—	(44,204)	—	5,307
Tax benefit from exercise of stock options	—	—	3,955	—	—	—	3,955
Stock-based compensation	—	—	290,584	—	—	—	290,584
Deferred compensation amortization	—	—	4,768	—	—	—	4,768
September 30, 2010	5,286,084	$ 52,861	$24,583,239	$13,101,666	$(3,987,869)	$ (205,953)	$33,543,944
Net loss	—	—	—	(11,459,946)	—	—	(11,459,946)
Foreign currency translation adjustment	—	—	—	—	—	6,328	6,328
Unrealized gain on derivatives	—	—	—	—	—	150,815	150,815
Unrealized loss on marketable securities	—	—	—	—	—	(24,204)	(24,204)
Repurchases of common stock	—	—	—	—	(129,164)	—	(129,164)
Distribution of deferred compensation shares	6,000	60	(60)	—	—	—	—
Exercise of stock options	52,924	529	159,420	—	(102,469)	—	57,480
Stock-based compensation	—	—	293,906	—	—	—	293,906
Deferred compensation amortization	—	—	4,768	—	—	—	4,768
September 30, 2011	5,345,008	$ 53,450	$25,041,273	$ 1,641,720	$(4,219,502)	$ (73,014)	$22,443,927

	Shares	Common Stock	Capital in excess of par value	Retained earnings	Treasury Stock	Accumulated other compre-hensive income (loss)	Total share-holders' equity
Net loss	—	—	—	(1,380,345)	—	—	(1,380,345)
Foreign currency translation adjustment	—	—	—	—	—	55,710	55,710
Unrealized loss on derivatives	—	—	—	—	—	(122,822)	(122,822)
Unrealized loss on marketable securities	—	—	—	—	—	(29,708)	(29,708)
Repurchases of common stock	—	—	—	—	(81,450)	—	(81,450)
Distribution of deferred comp. shares	5,925	59	(59)	—	—	—	—
Stock-based compensation	—	—	297,718	—	—	—	297,718
Deferred compensation amortization	—	—	4,780	—	—	—	4,780
September 30, 2012	5,350,933	$ 53,509	$25,343,712	$ 261,375	$(4,300,952)	$ (169,834)	$21,187,810

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years Ended September 30, 2012, 2011 and 2010

	2012	2011	2010
Cash flows from operating activities:			
Net loss	$ (1,380,345)	$ (11,459,946)	$ (1,249,758)
Adjustments to reconcile net loss to net cash used in operating activities:			
Deferred income taxes	—	2,155,944	(379,820)
Depreciation and amortization	580,609	666,312	720,295
Amortization of deferred compensation	4,780	4,768	4,768
Stock compensation expense	297,718	293,906	290,584
Change in assets and liabilities:			
Accounts receivable, net	(1,674,182)	2,232,012	(232,723)
Inventories	2,202,465	(326,276)	840,512
Recoverable income taxes	—	55,755	(144,128)
Prepaid expenses and other current assets	21,791	(38,051)	11,828
Other assets	129,155	(49,969)	34,493
Accounts payable	(999,269)	826,109	(550,844)
Accrued compensation and employee benefits	194,951	16,358	(529,544)
Accrued expenses	101,376	(108,205)	(94,093)
Unearned revenue	(125,803)	(283,008)	(25,574)
Income taxes payable	—	—	(31,968)
Other liabilities	1,216	38,747	(221,582)
Net cash used in operating activities	(645,538)	(5,975,544)	(1,557,554)
Cash flows from investing activities:			
Net decrease (increase) in marketable securities	1,600,716	3,263,552	(5,067,259)
Capital expenditures	(251,735)	(391,583)	(334,804)
Net cash provided by (used in) investing activities	1,348,981	2,871,969	(5,402,063)
Cash flows from financing activities:			
Repurchases of common stock	(81,450)	(129,164)	(858,359)
Proceeds from exercise of stock options	—	57,480	5,307
Net cash used in financing activities	(81,450)	(71,684)	(853,052)
Effect of exchange rate changes on cash	(15,881)	13,448	(47,555)
Net increase (decrease) in cash	606,112	(3,161,811)	(7,860,224)
Cash and cash equivalents at beginning of year	5,628,156	8,789,967	16,650,191
Cash and cash equivalents at end of year	$ 6,234,268	$ 5,628,156	$ 8,789,967
Cash paid during the fiscal year for:			
Income taxes	$ 30,079	$ 88,879	$ 172,282
Interest	$ —	$ —	$ —

See accompanying notes to consolidated financial statements.

NOTE 1. Summary of Significant Accounting Policies

Nature of Business

The Company designs, assembles and markets video management systems and system components for use in security, surveillance, safety and control purposes by end users. The Company markets its products worldwide primarily to installing dealers, systems integrators, government entities and distributors.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Vicon Industries, Inc. (the Company) and its wholly owned subsidiaries: Vicon Industries Limited and subsidiary (Vicon Deutschland GmbH) and TeleSite U.S.A., Inc. and subsidiary (Vicon Systems Ltd.), after elimination of intercompany accounts and transactions.

Revenue Recognition

Revenue is generally recognized when products are sold and title is passed to the customer. Advance service billings are deferred and recognized as revenues on a pro rata basis over the term of the service agreement. Pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-25-05, the Company evaluates multiple-element revenue arrangements for separate units of accounting, and follows appropriate revenue recognition policies for each separate unit. Elements are considered separate units of accounting provided that (i) the delivered item has stand-alone value to the customer, (ii) there is objective and reliable evidence of the fair value of the undelivered item, and (iii) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. As applied to the Company, under arrangements involving the sale of product and the provision of services, product sales are recognized as revenue when the products are sold and title is passed to the customer, and service revenue is recognized as services are performed.

For products that include more than incidental software, and for separate licenses of the Company's software products, the Company recognizes revenue in accordance with the provisions of FASB Accounting Standards Update (ASU) 2009-13, "Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). ASU 2009-13 provides revenue recognition guidance for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable in the arrangement based on the fair value of the elements. The fair value for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or best estimate of selling price ("BESP") if neither VSOE nor TPE is available. BESP must be determined in a manner that is consistent with that used to determine the price to sell the specific elements on a standalone basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and amounts invested in highly liquid money market funds.

Marketable Securities

At September 30, 2012, marketable securities consisted of mutual fund investments principally in federal, state and local government debt securities of $377,116 and holdings in an equity security of $28,053. Such mutual fund investments are stated at market value based on quoted market prices (Level 1 inputs) and are classified as available-for-sale under ASC 320 (FASB Statement of Financial Accounting Standards (SFAS) No. 115), with cumulative unrealized gains and losses reported in accumulated other comprehensive income (loss) as a component of shareholders' equity. The cost of such securities was $399,168 and $1,999,884 at September 30, 2012 and 2011, respectively, with $6,001 and $35,709 of cumulative unrealized gains, net of tax where applicable, included in the carrying amounts at September 30, 2012 and 2011, respectively.

Allowances for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are valued at the lower of cost (on a moving average basis which approximates a first-in, first-out method) or market. When it is determined that a product or product line will be sold below carrying cost, affected on hand inventories are written down to their estimated net realizable values.

Long-Lived Assets

Property, plant, and equipment are recorded at cost and are being depreciated over periods ranging from 2 to 10 years. The Company's buildings are being depreciated over periods ranging from 25 to 40 years and leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. Fully depreciated fixed assets are retired from the balance sheet when they are no longer in use.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Engineering and Development

Product engineering and development costs are charged to expense as incurred, and amounted to $5,207,997, $5,930,719 and $5,510,207 in fiscal 2012, 2011 and 2010, respectively.

Earnings Per Share

Basic EPS is computed based on the weighted average number of common shares outstanding. Diluted EPS reflects the maximum dilution that would have resulted from the exercise of stock options, warrants and incremental shares issuable under a deferred compensation agreement (see Note 6). In periods when losses are incurred, the effects of these securities are antidilutive and, therefore, are excluded from the computation of diluted EPS.

Foreign Currency Translation

The Company translates the financial statements of its foreign subsidiaries by applying the current rate method under which assets and liabilities are translated at the exchange rate on the balance sheet date, while revenues, costs, and expenses are translated at the average exchange rate for the reporting period. The resulting cumulative translation adjustment of $(135,219) and $(190,929) at September 30, 2012 and 2011, respectively, is recorded as a component of shareholders' equity in accumulated other comprehensive income (loss).

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 (SFAS No. 109, “Accounting for Income Taxes”), which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred U.S. income taxes are not provided on undistributed earnings of foreign subsidiaries as the Company presently intends to reinvest such earnings indefinitely, and any plan to repatriate any of such earnings in the future is not expected to result in a material incremental tax liability to the Company. In fiscal 2011, the Company recognized a valuation allowance against its entire net deferred tax asset balance due to the uncertainty of future realization (see Note 2 for further discussion).

The Company accrues liabilities for identified tax contingencies that result from positions that are being challenged or could be challenged by tax authorities. The Company believes that its accrual for tax liabilities is adequate for all open years, based on Management's assessment of many factors, including its interpretations of the tax law and judgments about potential actions by tax authorities. However, it is possible that the ultimate resolution of any tax audit may be materially greater or lower than the amount accrued.

Product Warranties

The Company provides for the estimated cost of product warranties at the time revenue is recognized. While the Company engages in product quality programs and processes, including monitoring and evaluating the quality of its component suppliers, its warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from its estimates, revisions to the estimated warranty liability may be required.

Derivative Instruments

ASC 815 (SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"), establishes accounting and reporting standards for derivative instruments as either assets or liabilities in the statement of financial position based on their fair values. Changes in the fair values are required to be reported in earnings or other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as effective cash flow hedges, changes in fair values are recognized in other comprehensive income (loss). Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings.

The Company does not use derivative instruments for speculative or trading purposes. Derivative instruments are primarily used to manage exposures related to transactions with the Company's Europe and Israel based subsidiaries. To accomplish this, the Company enters into foreign currency forward exchange contracts ("contracts"), which minimize cash flow risks from changes in foreign currency exchange rates. These derivatives have been designated as cash flow hedges for accounting purposes.

As of September 30, 2012, the Company had outstanding contracts with notional amounts aggregating $3.5 million, whose aggregate fair value was a liability of approximately $40,616. The change in the fair value of these derivatives is reflected in other comprehensive income (loss) in the accompanying statements of comprehensive loss, net of tax where applicable. The contracts have maturities of less than one year and require the Company to exchange currencies at specified dates and rates. The Company considers the credit risk related to the contracts to be low because such instruments are entered into with financial institutions having high credit ratings and are generally settled on a net basis. There were no gains or losses recognized in operations due to hedge ineffectiveness during the three-year period ended September 30, 2012. The Company does not expect that the amounts currently classified in accumulated other comprehensive income (loss) that will be recognized in operations in the next fiscal year will be material.

Fair Value of Financial Instruments

The majority of the Company's non-financial assets and liabilities are not required to be carried at fair value on a recurring basis, but the Company is required on a non-recurring basis to use fair value measurements when analyzing asset impairment as it relates to long-lived assets. The carrying amounts for trade accounts and other receivables, accounts payable and accrued expenses approximate fair value due to the short-term maturity of these instruments. The fair value of the Company's foreign currency forward exchange contracts is estimated by obtaining quoted market exchange rates for similar contracts (Level 2 inputs). The contracted exchange rates on committed contracts was approximately $40,616 less favorable than the market rates for similar term contracts at September 30, 2012.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Accounting for Stock-Based Compensation

The Company follows ASC 718 (SFAS No. 123(R), "Share-Based Payment"), which requires that all share based payments to employees, including stock options, be recognized as compensation expense in the consolidated financial statements based on their fair values and over the requisite service period. For the years ended September 30, 2012, 2011 and 2010, the Company recorded non-cash compensation expense of $297,718 ($.07 per basic and diluted share), $293,906 ($.07 per basic and diluted share) and $290,584 ($.06 per basic and diluted share), respectively, relating to stock-based compensation.

The fair value for options granted during the fiscal years ended September 30, 2012, 2011 and 2010 was determined at the date of grant using a Black-Scholes valuation model and the straight-line attribution approach using the following weighted average assumptions:

	2012	2011	2010
Risk-free interest rate	1.7%	1.9%	3.3%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	59.9%	63.8%	65.9%
Weighted average expected life	7.5 years	7.2 years	7.5 years

The risk-free interest rate used in the Black-Scholes valuation method is based on the implied yield currently available in U.S. Treasury securities at maturity with an equivalent term. The Company has not recently declared or paid any dividends and does not currently expect to do so in the future. Expected volatility is based on the annualized daily historical volatility of the Company's stock over a representative period. The weighted-average expected life represents the period over which stock-based awards are expected to be outstanding and was determined based on a number of factors, including historical weighted average and projected holding periods for the remaining unexercised shares, the contractual terms of the Company's stock-based awards, vesting schedules and expectations of future employee behavior.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, provisions for doubtful accounts receivable, net realizable value of inventory, warranty obligations, income tax accruals, deferred tax valuation and assessments of the recoverability of the Company's long-lived assets. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 2. Income Taxes

The components of income tax expense (benefit) for the fiscal years indicated are as follows:

	2012	2011	2010
Current:			
Federal	$ —	$ (77,000)	$ (57,000)
State	—	—	(1,000)
Foreign	57,000	75,000	(53,000)
	57,000	(2,000)	(111,000)
Deferred:			
Federal	—	1,855,000	(276,000)
State	—	159,000	(16,000)
Foreign	—	126,000	(90,000)
	—	2,140,000	(382,000)
Total	$ 57,000	$ 2,138,000	$ (493,000)

A reconciliation of the U.S statutory tax rate to the Company's effective tax rate follows:

	2012		2011		2010	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. statutory tax	$ (450,000)	(34.0)%	$ (3,169,000)	(34.0)%	$ (593,000)	(34.0)%
Increase in valuation allowance	432,000	32.6	5,314,000	57.0	36,000	2.1
Foreign tax rate differences	62,000	4.7	94,000	1.0	82,000	4.7
Permanent differences	84,000	6.3	72,000	0.8	71,000	4.1
State tax, net of federal benefit	(16,000)	(1.2)	(232,000)	(2.5)	(16,000)	(1.0)
Other, net	(55,000)	(4.1)	59,000	0.6	(73,000)	(4.2)
Effective tax rate	$ 57,000	4.3 %	$ 2,138,000	22.9 %	$ (493,000)	(28.3)%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at September 30, 2012 and 2011 are presented below:

	2012	2011
Deferred tax assets:		
Inventories	$ 41,000	$ 118,000
Accrued compensation	450,000	458,000
Warranty accrual	148,000	149,000
Depreciation	507,000	421,000
Allowance for doubtful accounts receivable	341,000	381,000
Unearned revenue	224,000	270,000
U.S. net operating loss carryforwards	3,043,000	2,769,000
Foreign net operating loss carryforwards	915,000	838,000
Foreign tax credits	222,000	165,000
Other	286,000	221,000
Gross deferred tax assets	6,177,000	5,790,000
Deferred tax liabilities:		
Other	48,000	93,000
Gross deferred tax liabilities	48,000	93,000
Total deferred tax assets and liabilities	6,129,000	5,697,000
Less valuation allowance	(6,129,000)	(5,697,000)
Net deferred tax assets and liabilities	$ —	$ —

Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which a tax benefit has been recorded in the income statement. Deferred U.S. income taxes are not provided on undistributed earnings of foreign subsidiaries as the Company presently intends to reinvest such earnings indefinitely, and any plan to repatriate any of such earnings in the future is not expected to result in a material incremental tax liability to the Company.

In the third quarter ended June 30, 2011, the Company recognized a $2.6 million income tax charge to provide a valuation allowance against its deferred tax assets due to the uncertainty of future realization. The establishment of such valuation allowance was determined to be appropriate during the period due to updated judgments of future results in light of the Company's operating losses since fiscal year 2010 and the inherent uncertainties of predicting future operating results in periods over which such net tax differences become deductible. Income tax expense for fiscal 2011 includes the recognition of available U.S. and U.K. tax effected net operating loss carrybacks of $92,811.

Pretax domestic loss amounted to approximately ($797,000), ($7,885,000) and ($754,000) in fiscal years 2012, 2011 and 2010, respectively. Pretax foreign loss amounted to approximately ($526,000), ($1,437,000) and ($989,000) in fiscal years 2012, 2011 and 2010 respectively.

The Company follows the provisions of ASC 740 (Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48")) effective as of October 1, 2007.

Unrecognized tax benefits activity for the years ended September 30, 2012, 2011 and 2010 is summarized below:

	2012	2011	2010
Beginning balance	$488,000	$ 462,000	$514,000
Additions (reductions) based on tax positions related to prior years	24,000	26,000	(3,000)
Additions (reductions) based on tax positions related to the current year	—	—	(49,000)
Ending balance	$512,000	$ 488,000	$462,000

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. At September 30, 2012 and 2011, the combined amount of accrued net interest and penalties related to tax positions taken or to be taken on the Company's tax returns and recorded as part of the reserves for uncertain tax positions was $118,000 and $142,000, respectively. The Company files U.S. Federal and State income tax returns and foreign tax returns in the United Kingdom, Germany and Israel. The Company is generally no longer subject to tax examinations for fiscal years prior to 2005 in the U.S. and 2007 in the U.K., Germany and Israel.

NOTE 3. Accumulated Other Comprehensive Loss

The accumulated other comprehensive loss balances at September 30, 2012 and 2011 consisted of the following:

	2012	2011
Foreign currency translation adjustment	$ (135,219)	$ (190,929)
Unrealized gain (loss) on derivatives	(40,616)	82,206
Unrealized gain on marketable securities	6,001	35,709
Accumulated other comprehensive loss	$ (169,834)	$ (73,014)

NOTE 4. Segment and Geographic Information

The Company operates in one business segment which encompasses the design, assembly and marketing of video management systems and system components for the electronic protection segment of the security industry. Its U.S. based operations consist of Vicon Industries, Inc., the Company's corporate headquarters and principal operating entity. Its Europe-based operations consist of Vicon Industries Limited and its Vicon Deutschland GmbH subsidiary, which market and distribute the Company's products principally within Europe and the Middle East.

Net sales and long-lived assets related to operations in the United States and other foreign countries for the fiscal years ended September 30, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Net sales			
U.S.	$ 38,438,064	$ 33,421,745	$ 33,220,925
Foreign	11,214,302	13,760,491	15,460,197
Total	$ 49,652,366	$ 47,182,236	$ 48,681,122
Long-lived assets			
U.S.	$ 3,050,983	$ 3,295,430	$ 3,402,956
Foreign	991,192	1,044,707	1,220,821
Total	$ 4,042,175	$ 4,340,137	$ 4,623,777

U.S. sales include $6,755,466, $6,105,355 and $4,561,119 for export in fiscal years 2012, 2011 and 2010, respectively. Foreign sales principally represent sales from the Company's Europe based subsidiaries.

NOTE 5. Stock Option Plans

The Company maintains stock option plans and a stock incentive plan that provide for the grant of incentive and non-qualified options covering a total of 548,058 shares of common stock reserved for issuance to key employees, including officers and directors, as of September 30, 2012. All options are issued at fair market value at the grant date and are exercisable in varying installments according to the plans. The plans allow for the payment of option exercises through the surrender of previously owned mature shares based on the fair market value of such shares at the date of surrender. Such surrendering of mature shares by holders results in an increase to treasury stock based on the stock price on date of surrender. During the years ended September 30, 2011 and 2010, employees and directors surrendered mature shares for current exercises which resulted in an increase to treasury stock of $162,270 and $44,204, respectively. There were 57,058 options available for grant at September 30, 2012.

Changes in outstanding stock options for the three years ended September 30, 2011 are as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at September 30, 2009	428,783	$4.35		
Options granted	25,000	$5.23		
Options exercised	(15,308)	$3.23		
Options forfeited	(26,500)	$4.86		
Outstanding at September 30, 2010	411,975	$4.42		
Options granted	151,000	$4.03		
Options exercised	(52,924)	$3.02		
Options forfeited	(3,000)	$4.06		
Outstanding at September 30, 2011	507,051	$4.45		
Options granted	78,000	$3.19		
Options exercised	—	—		
Options forfeited	(104,051)	$4.18		
Outstanding at September 30, 2012	481,000	$4.32	6.1	—
Exercisable at September 30, 2012	254,700	$4.57	4.8	—

The weighted-average grant date fair value of options granted during the years ended September 30, 2012, 2011 and 2010 was $2.03, $2.54 and $3.54, respectively. The total intrinsic value of options (in-the-money options) exercised during the years ended September 30, 2011 and 2010 was $81,216 and $34,870, respectively. As of September 30, 2012, there was $363,265 of total unrecognized compensation cost, net of estimated forfeitures, related to nonvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.4 years.

NOTE 6. Earnings (Loss) Per Share

The following table provides the components of the basic and diluted earnings (loss) per share (EPS) computations:

	2012	2011	2010
Basic EPS Computation			
Net loss	$ (1,380,345)	$ (11,459,946)	$ (1,249,758)
Weighted average shares outstanding	4,481,239	4,488,526	4,535,617
Basic loss per share	$ (.31)	$ (2.55)	$ (.28)
Diluted EPS Computation			
Net loss	$ (1,380,345)	$ (11,459,946)	$ (1,249,758)
Weighted average shares outstanding	4,481,239	4,488,526	4,535,617
Stock options	—	—	—
Stock compensation arrangements	—	—	—
Diluted shares outstanding	4,481,239	4,488,526	4,535,617
Diluted loss per share	$ (.31)	$ (2.55)	$ (.28)

For fiscal years 2012, 2011 and 2010, 11,163, 42,759 and 71,438 shares, respectively, have been omitted from the calculation of diluted EPS as their effect would have been antidilutive.

NOTE 7. Commitments and Contingencies

The Company leases vehicles and occupies certain facilities under operating leases that expire at various dates through 2015. The leases, which cover periods from three to eight years, generally provide for renewal options at specified rental amounts. The aggregate operating lease commitment at September 30, 2012 was $552,000 with minimum rentals for the fiscal years shown as follows: 2013 - $430,000; 2014 - $101,000; and 2015 - $21,000.

The Company is a party to employment agreements with certain of its officers that provide for, among other things, the payment of compensation if there is a change in control without Board of Director approval (as defined in the agreements). The contingent liability under such change in control provisions at September 30, 2012 would have been approximately $1.6 million. Certain of the Company's employment agreements with its officers provide for a severance/retirement benefit upon certain occurrences or at a specified date of retirement, absent a change in control, aggregating $1.1 million at September 30, 2012. The Company is amortizing such obligation to expense on the straight-line method through the specified dates of retirement. Such expense amounted to approximately $109,000 and $89,000 in fiscal 2012 and 2011, respectively.

The Company has agreements with certain of its officers to provide a deferred compensation benefit in the form of 16,320 shares of common stock currently held by the Company in treasury. Such shares vest upon retirement or earlier under certain occurrences including death, involuntary termination or a change in control of the Company. The market value of such shares approximated $63,000 at the dates of grant, which is being amortized on the straight-line method through the specified dates of retirement.

NOTE 8. Litigation

The Company was a defendant in a patent infringement suit commenced by Lectrolarm Custom Systems, Inc. ("Lectrolarm") in May 2003 in the United States District Court for the Western District of Tennessee. The alleged infringement by the Company related to its dome camera and system controller product lines, among other products that collectively represent significant sales to the Company. On July 13, 2011, the Company entered into a settlement and release agreement with Lectrolarm to settle the patent infringement suit. Under the settlement, the Company made a one-time payment of $5 million to Lectrolarm in exchange for the release of all current and future claims against the Company and the dismissal of Lectrolarm's suit pending in the U.S. District Court. Such settlement amount was recognized as patent litigation settlement expense in the accompanying financial statements along with $375,000 of associated legal expense for fiscal 2011. Although the Company and its outside patent counsel believed that the suit was without merit and had vigorously defended itself for over eight years, it decided to settle the matter to end years of management distraction and financial uncertainty since the suit was brought in 2003.

In the normal course of business, the Company is a party to certain other claims and litigation. Management believes that the settlement of such claims and litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

NOTE 9. Related Party Transactions

As of September 30, 2012, CBC Co., Ltd. and affiliates ("CBC") beneficially owned approximately 11.5% of the Company's outstanding common stock. The Company, which has been conducting business with CBC since 1979, imports certain finished products and components through CBC and also sells its products to CBC. The Company purchased approximately $1.9 million, $911,000 and $138,000 of products and components from CBC in fiscal years 2012, 2011 and 2010, respectively, and the Company sold $15,000, $9,000 and $69,000 of products to CBC for distribution in fiscal years 2012, 2011 and 2010, respectively. At September 30, 2012 and 2011, the Company owed $146,000 and $531,000, respectively, to CBC. At September 30, 2012 and 2011, CBC owed $6,000 and $3,000, respectively, to the Company resulting from purchases and sales of products.

NOTE 10: Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and IFRS, and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 became effective for the Company for the quarter ended March 31, 2012 and its adoption did not have a material effect on the Company's operating results or financial position.

In June 2011, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") 2011-05, Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of shareholders' equity. Although effective for the Company's next fiscal year ending September 30, 2013, ASU 2011-05 was adopted by the Company in the quarter ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VICON INDUSTRIES, INC.

By /s/ Kenneth M. Darby	By /s/ John M. Badke
Kenneth M. Darby	John M. Badke
Chairman and	Senior Vice President, Finance
Chief Executive Officer	and Chief Financial Officer
(Principal Executive Officer)	(Principal Financial and Accounting Officer)

December 21, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

VICON INDUSTRIES, INC.

/s/ Kenneth M. Darby		December 21, 2012
Kenneth M. Darby	Chairman and CEO	Date
/s/ Bernard F. Reynolds		December 21, 2012
Bernard F. Reynolds	Director	Date
/s/ W. Gregory Robertson		December 21, 2012
W. Gregory Robertson	Director	Date
/s/ Arthur D. Roche		December 21, 2012
Arthur D. Roche	Director	Date
/s/ Julian A. Tiedemann		December 21, 2012
Julian A. Tiedemann	Director	Date

Corporate Directory

Officers

Kenneth M. Darby
President and CEO

John M. Badke
Senior Vice President, Finance and
Chief Financial Officer

Bret M. McGowan
Senior Vice President, Sales and
Marketing, Americas

Peter A. Horn
Vice President, Operations

Frank L. Jacovino
Vice President, Corporate Engineering

Mark S. Provinsal
Sales and Marketing Director, EMEA

Christopher J. Wall
Managing Director, Vicon Industries Ltd.

Directors

Kenneth M. Darby
Chairman

Bernard F. Reynolds
Retired President
Aon Consulting,
Human Resources
Outsourcing Group

W. Gregory Robertson
Chairman
TM Capital Corp.

Arthur D. Roche
Retired Executive Vice President
Vicon Industries, Inc.
Retired Partner
Arthur Andersen & Co.

Julian A. Tiedemann
Executive Vice President & COO
The InterTech Group

Corporate Headquarters
89 Arkay Drive
Hauppauge, NY 11788
(631) 952-2288

Principal Offices
Hauppauge, New York
Fareham, England
Neumunster, Germany
Yavne, Israel

Subsidiaries
Vicon Industries Ltd.
Vicon Systems Ltd.

Transfer Agent
Computershare Investor Services
250 Royall Street
Canton, MA 02021
(800) 962-4284

Bank
Citibank, N.A.
150 Motor Parkway
Hauppauge, NY 11788

General Counsel
Schoeman, Updike, Kaufman,
Stern & Ascher LLP
551 Fifth Avenue
New York, NY 10176

Auditor
BDO USA, LLP
401 Broadhollow Road
Melville, NY 11747